July 8, 2009

Via EDGAR

Mr. William C-L Friar
Senior Financial Analyst
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Mail Stop 4720

Re:	First Community Bancshares, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 000-19297

Dear Mr. Friar:

This letter is provided on behalf of First Community Bancshares, Inc. (“First Community,” the “Company,” “we,” or “our”) in response to your letter of June 23, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included in this letter, in bold, the number and description of each of the comments in your letter; our responses follow.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 1. Summary of Significant Accounting Policies

Long-term Investments, page 53

1.
We note that the company is a member of the Federal Home Loan Bank of Atlanta and at December 31, 2008 holds approximately $13.17 million in FHLB stock.  Please tell us and revise future filings to more clearly discuss your accounting for these securities, including your impairment policy.  In addition, present a balanced discussion to state why, if true, you believe that your investment in FHLB Atlanta stock is not other-than-temporarily impaired.  For example, please discuss how you considered the FHLB’s recent financial condition; changes made to their excess activity-based stock repurchase program and the fact that no dividends were declared for the fourth quarter of 2008 or the first quarter of 2009.

As a condition of membership, First Community owns shares of Federal Home Loan Bank of Atlanta (“FHLBA”).  The Company feels this ownership position provides access to relatively inexpensive wholesale and overnight funding.  As per AICPA guidance, the Company accounts for FHLBA and Federal Reserve Bank stock as a long-term investment in other assets.

P.O. Box 989 □ One Community Place □ Bluefield, VA 24605 □ Telephone: 276-326-9000 □ Fax: 276-326-9010 □ www.fcbinc.com

Mr. William C-L Friar
July 8, 2009

The Company’s policy is to review for impairment at each reporting period, similar to our policy for other cost method investments under SOP 01-6 and FSP FAS 115-1.  The Company believes that, as of December 31, 2008, and March 31, 2009, its FHLBA stock was not impaired.

At December 31, 2008, and March 31, 2009, the FHLBA was in compliance with its regulatory capital requirements, which we feel is an indicator of no impairment.

Up through and as of the filing date of the March 31, 2009, Quarterly Report on Form 10-Q, FHLBA was repurchasing excess activity-based stock at par, which we determined was an indicator of no impairment at December 31, 2008, and March 31, 2009.

Although FHLBA recently reduced and then subsequently eliminated payment of its dividend, which we feel is consistent with FHLBA’s recently formalized policy that uses LIBOR as a target for its dividend.  As LIBOR has declined to near zero levels, the Company feels that the FHLBA dividend posture is congruent with its announced target, and not a strong indicator of impairment as of December 31, 2008, or March 31, 2009.

We will continue to utilize all the applicable evidence to determine if other-than-temporary impairment exists on our FHLBA stock.  This evidence will be evaluated in the context that this is a long-term investment and will be based upon the ultimate recoverability of the par value.

Item 5.  Market for Registrant’s Common Equity Related Stockholder Matters and Issuer Purchases of Equity Securities

2.	Please identify the component companies of the Asset Size & Regional Peer Group used in the performance graph in all future reports. Refer to Instruction 5 to item 201(e) of Regulation S-K.

For the Staff’s information, the component companies in the Asset Size & Regional Peer Group used in the performance graph, which we will identify in all future filings, are comprised of the following companies.

Ameris Bancorp, Appalachian Bancshares, Inc., BancTrust Financial Group, Inc., Bank of Florida Corporation, Bank of Granite Corporation, Bank of the Ozarks, Inc., BNC Bancorp, Burke & Herbert Bank & Trust Company, Cadence Financial Corporation, Capital Bank Corporation, Capital City Bank Group, Inc., Cardinal Financial Corporation, Carter Bank & Trust, CenterState Banks of Florida, Inc., City Holding Company, Colony Bankcorp, Inc., Commonwealth Bankshares, Inc., Crescent Banking Company, Eastern Virginia Bankshares, Inc., Fidelity Bancshares (N.C.), Inc., Fidelity Southern Corporation, First Bancorp, First M&F Corporation, First National Bank of Shelby, First Security Group, Inc., FNB United Corp., Gateway Financial Holdings, Inc., Great Florida Bank, Green Bankshares, Inc., Home BancShares, Inc., NewBridge Bancorp, Nexity Financial Corporation, Omni Financial Services, Inc., PAB Bankshares, Inc., Palmetto Bancshares, Inc., Pinnacle Financial Partners, Inc., Renasant Corporation, SCBT Financial Corporation, Seacoast Banking Corporation of Florida, Security Bank Corporation, Simmons First National Corporation, Southeastern Bank Financial Corporation, Southern Bancshares (N.C.), Inc., Southern Community Financial Corporation, StellarOne Corporation, Summit Financial Group, Inc., Tennessee Commerce Bancorp, Inc., TIB Financial Corp., TowneBank, Union Bankshares Corporation, Virginia Commerce Bancorp, Inc., Wilson Bank Holding Company, and Yadkin Valley Financial Corporation.

Item 11.  Executive Compensation

Compensation Discussion and Analysis page 10 of Definitive Proxy Statement on Schedule 14A

3.
Please tell the staff why you have not disclosed the performance targets utilized in determining the CEO’s base salary for the 2008 fiscal year.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Mr. William C-L Friar
July 8, 2009

We apologize that the manner in which we discussed base salaries in the 2008 Compensation Discussion and Analysis was ambiguous.  The Compensation and Retirement Committee does not use financial performance targets in determining the CEO’s base salary.  The CEO’s base salary is determined each year based on a qualitative review of the executive’s overall performance, which is based on a review of non-financial job performance criteria.

We will ensure we more appropriately communicate the process in future filings.

Item 13. Certain Relationships and Related Transactions and Director Independence

Transactions with Directors and Officers page 8 of Definitive Proxy Statement on Schedule 14A

4.
Please confirm, and revise future filings to disclose, if accurate, that loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Loans made to related persons were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and, did not involve more than the normal risk of collectability or present other unfavorable features.

We will revise future filings accordingly.

5.	Please provide to the staff supplementally the information required by Item 404(b) of Regulation S-K. Please also revise future filings to include this information.

The Company has an unwritten policy regarding review of transactions with “related persons”, including its directors, executive officers, 5% shareholders, and their immediate family members.   Completion of an annual Directors and Officers Questionnaire (the “Questionnaire”), which is then reviewed by our General Counsel, discloses transactions for potential disclosure in the Company’s Proxy Statement.  Transactions disclosed through completion of the Questionnaire include any financial transaction, arrangement or relationship (loan, deposit, investment, asset purchase or sale, and contracts for services) in which the Company or its banking subsidiary are a participant, the related person has or will have a direct or indirect material interest, and the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year.  The Company also uses a “Conflicts of Interest” form completed annually by all executive officers and directors.  Executive officers and directors are required to supplement or provide additional information during the year as needed to disclose any information regarding other transactions that arise subsequent to completion of the Questionnaire.

The Company also maintains a written Personnel Policy, which includes the Standards of Conduct, that prohibits certain transactions between the Company and related parties unless they are subjected to prior review and approval by the Board of Directors.  The Personnel Policy deals with purchase of assets from the Company and any business transaction involving assets or services having a fair market value of $20 thousand or more.

The Company regularly reviews loans made to its executive officers and directors through Reg O and other loan related polices.   All loans made to executive officers and directors are reported to the Board on a regular basis to ensure that they are made on similar terms, rates and collateral as those made at the time for comparable loans to persons not related to the lender.

We will revise future filings accordingly.

Signature Page

Mr. William C-L Friar
July 8, 2009

6.
The Form 10-K must be signed by the controller or principal accounting officer.  Please advise the staff supplementally as to whether this individual signed the Form 10-K, and revise future filings to identify this individual.  Refer to General Instruction D(2)(a) of Form 10-K.

The Company’s Chief Financial Officer is also its Principal Accounting Officer.  We will revise future filings accordingly.

Exhibits

7.
We note that certain employment agreements have not been filed with the Form 10-K, or incorporated by reference thereto.  For example, it appears that the amended and restated employment agreements with Robert L. Buzzo and E. Stephen Lilly have not been filed or incorporated by reference to the Form 10-K.  We note that these agreements were referenced in the Form 8-K filed December 16, 2008, but were not filed therewith.  Please file all employment agreements.  Refer to Item 601(b)(10)(ii)(A).

We filed an 8-K on July 6, 2009, with the remaining five employment agreements included as exhibits.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Consolidated Statements of Changes in Stockholders’ Equity, page 6

8.
We note that you recorded an adjustment to Retained Earnings to recognize the cumulative effect of adopting FSP FAS 115-2 and 124-2.  Paragraph 45 of the FSP indicates that corresponding adjustment should be made to Accumulated Other Comprehensive Income.  It is not clear to us how this offsetting adjustment was recognized in your Statement of Changes in Stockholders’ Equity.  Please revise your Statement accordingly in future filings.

The impact to accumulated other comprehensive income (“AOCI”) due to the cumulative effect adjustment has been combined with other changes to AOCI arising during the period and is part of the consolidated statement of changes in stockholder’s equity line-item titled, “Unrealized loss on securities available for sale.”  The amount reclassified into AOCI as a result of the cumulative effect adjustment was $6.13 million.  We agree with the comment and we will revise future filings to discretely present the impact of the cumulative effect adjustment.

Note 3. Investment Securities, pages 9-11

9.
We refer to your investment securities tables on pages 9, 10 and 30. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type.  Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g., business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail.  Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

•
Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

•
Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only) based on the nature and risks of the securities; and

•	Consider further segregating your pooled trust preferred securities by class/tranche held (e.g., senior, mezzanine).

Mr. William C-L Friar
July 8, 2009

We agree with the comment and in future filings we will segregate the mortgage-backed securities line into Agency mortgage-backed securities, prime residential mortgage-backed securities, and Alt-A residential mortgage-backed securities line items.  Further, we will segregate the trust preferred securities line into single issue and pooled line items.  Our pooled trust preferred holdings are all mezzanine tranches, and we will make that disclosure as well.

10.
We note that you recognized a pre-tax OTTI charge of $15.46 million on one of your pooled trust preferred securities as of December 31, 2008.  We also note that you did not reclassify a portion of this impairment to accumulated other comprehensive income upon the adoption of FSP FAS 115-2 and 124-2.  Please tell us and revise your disclosure in future filings to clarify whether you intend to sell this security or have determined that it is more likely than not that you will be required to sell the security before recovery of its amortized cost basis.  If not, please clarify how you determined that 100% of the OTTI was credit-related.

First Community does not intend to sell the pooled trust preferred security referenced above for which we made no cumulative effect adjustment.  We have determined that it is more likely than not that we will not be required to sell the security.  We determined the entire amount of the impairment to be credit-related based on a review of the cash flow projections we used in our determination of whether or not there had been an adverse change in cash flow at December 31, 2008.  We also enhanced our assumptions to include a continuing element of defaults in addition to those projected.  The results of that modeling indicated impairment in that security, and that the impairment charge would be most appropriately considered credit-related.  As such, we determined no reclassification to accumulated other comprehensive income was appropriate.  Our updated March 31, 2009, modeling of that security’s cash flows continued to support that determination.   We will address this matter along these lines in future filings, as well.

11.
Please revise future filings to provide the disclosure required by paragraph 42 of FSP FAS 115-2 and 124-2 with respect to the OTTI recognized as of December 31, 2008 that you determined to be attributable to credit losses.  Although these impairments were recognized in prior periods, we believe this disclosure will provide meaningful information as it relates to how you determined the portion of the OTTI that was credit-related.

We will include the disclosure required by paragraph 42 of FSP FAS 155-2 and 124-2 as it applies to previous credit-related OTTI in future filings.

12.
We note that your AFS securities are reported at fair value utilizing Level 1, Level 2 and Level 3 inputs.  You disclose that U.S. Treasury securities are valued using Level 1 inputs and that certain pooled trust preferred securities are valued using Level 3 inputs.  However, it is unclear what level inputs are used to value your other investment securities.  Please tell us and revise your future filings to more clearly indicate at what level in the fair value hierarchy valuation inputs are used to determine the fair value for each of your major security types.

In addition to U.S. Treasury securities, the Company also uses Level 1 inputs for the valuation of equity securities traded in active markets.  Level 2 inputs are used to value U.S. Agency securities, mortgage-backed securities, municipal securities, single-issue trust preferred securities, and certain equity securities that are not actively traded.

Mr. William C-L Friar
July 8, 2009

The following table describes, in more detail, the fair value measurements for our available-for-sale securities portfolio.

(In Thousands)	March 31, 2009
	Fair Value Measurements Using			Total
	Level 1	Level 2	Level 3	Fair Value

Available-for-sale securities:
Agency securities	$-	$54,127	$-	$54,127
Agency mortgage-backed securities	-	282,075	-	282,075
Prime non-Agency residential MBS	-	5,786	-	5,786
Alt-A non-Agency residential MBS	-	10,730		10,730
Municipal securities	-	141,623	-	141,623
Single-issuer trust preferred securities	-	26,768	-	26,768
Pooled trust preferred securities	-	-	22,705	22,705
Equity securities	5,706	144	-	5,850
Total available-for-sale securities	5,706	521,253	22,705	549,664

We will include this additional detail in future filings.

13.
As a related matter, please tell us and revise your future filings to more clearly explain the types of valuation models used (e.g., discounted cash flow models) in estimating the fair value of your AFS securities.

The Level 3 inputs used to value our pooled trust preferred security holdings are weighted between discounted cash flow model results and actual trades of the same and similar securities in the inactive trust preferred market.  The cash flow modeling uses known defaults and deferrals, projected future defaults and deferrals, and projected prepayments to arrive at discounted present values of the expected cash flows.

We will revise future filings accordingly to reflect this information.

14.
With respect to your non-agency mortgage-backed securities and trust preferred securities (both single issuer and pooled) with significant unrealized losses as of the end of the period, please identify the key differences between the cash flow analysis (or other valuation model) used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between these two measures.

Fair value pricing on our non-agency mortgage-backed securities and our pooled trust preferred securities is provided by a third-party service that uses proprietary modeling techniques and places significant weight on recent trades of the same or similar security, even if those trades have occurred in an inactive market.  As expected, these prices reflect significant risk and liquidity premiums over and above the coupon rate of the securities.  Our cash flow modeling for these securities takes into account known defaults and projects future defaults based on current credit trends (delinquency trends, non-performing levels, and realized losses).  For purposes of evaluating impairment, we follow the guidance in EITF 99-20 (as amended), and discount our projection of cash flows using the coupon rate of the security (assuming that we have not previously recognized an OTTI charge).  Therefore, we have concluded that the primary difference in the fair value of the securities and our cash flow model is the significantly higher rate of return currently demanded by market participants in this illiquid and inactive market as compared to the rate of return that we received when we purchased the security in a normally functioning market.

Management’s Analysis of Financial Condition and Results of Operations

Financial Condition – Securities, page 29

Mr. William C-L Friar
July 8, 2009

15.
Please provide us with the following information related to your single issuer and pooled trust preferred securities and consider revising the table on page 30 in your future filings to include this additional information:

•	deal name
•	class/tranche
•	credit rating for each class/tranche
•	number of banks in issuance
•	deferrals and defaults – dollar amount and as a percentage of collateral
•	excess subordination – dollar amount and as a percentage of collateral

The following table presents in more detail the single-issue and pooled trust preferred security holdings as of March 31, 2009.

(In Thousands)			Credit		Deferrals/Defaults		Excess Subordination
		Current	Rating			Percent		Percent
	Class/	Credit	at	Issuing		of		of
Deal Name	Tranche	Rating	Purchase	Banks	Amount	Deal	Amount	Deal

Single-issuer
BankAmerica Cap	n/a	BB	A	1	None	n/a	n/a	n/a
BankBoston Cap	n/a	BB	A	1	None	n/a	n/a	n/a
Chase Captial II	n/a	AA	A	1	None	n/a	n/a	n/a
CoreStates Capital I	n/a	A	A	1	None	n/a	n/a	n/a
First Chicago NDB CA	n/a	AA	A	1	None	n/a	n/a	n/a
JPMorgan Chase Cap X	n/a	AA	A	1	None	n/a	n/a	n/a
NB-Global	n/a	BB	A	1	None	n/a	n/a	n/a
NTC Capital I Float	n/a	A	A	1	None	n/a	n/a	n/a
SunTrust Banks	n/a	A	A	1	None	n/a	n/a	n/a
Wachovia Cap II	n/a	A	A	1	None	n/a	n/a	n/a

Pooled
PreTSL X	B1	CC	A	58	$91,800	21.8%	$40,500	10.0%
PreTSL XII	B1	CC	A	79	70,000	10.0%	113,000	16.0%
PreTSL XIV	B1	CC	A	64	43,000	9.9%	75,000	17.0%
PreTSL XVI	C	CC	A	50	84,230	16.1%	82,000	16.0%
PreTSL XXII	C1	CC	A	82	210,000	17.9%	190,500	16.0%
PreTSL XXIII	C1	CCC	A	70	112,500	8.8%	313,500	25.0%
PreTSL XXVI	C1	CC	A	64	124,000	14.8%	151,500	18.0%
SLOSO 2007 1A	A3L	CC	A	56	47,500	9.9%	487	0.1%
TRAPEZA SER 13A	D	A	A	63	46,500	6.6%	2,434	0.4%

16.
Please provide us with a detailed explanation of how you determined that an OTTI existed on your A-rated pooled trust preferred securities but not on those rated CCC.  Please identify all available evidence, explain the relative significance of each piece of evidence and identify the primary evidence on which you relied in making your assessments.

Credit agency ratings are only one of the factors we consider when testing for the existence of OTTI on pooled trust preferred securities.  Credit rating agencies have been steadily reviewing the universe of pooled trust preferred deals, and the A-rated security remaining at March 31, 2009, was subsequently downgraded.  Additionally, due to perceived and actual deficiencies in credit rating agency grades, we have reduced the amount of reliance and weight placed on those grades

Mr. William C-L Friar
July 8, 2009

At December 31, 2008, the primary evidence we used in determining possible OTTI on our pooled trust-preferred securities was review of projected cash flows using current defaults and deferrals and reasonable assumptions regarding future defaults and deferrals, prepayment speeds, and remaining excess collateral within that specific deal, since these securities were subject to EITF 99-20 (as amended).  Adverse changes in cash flows would indicate possible OTTI for a security.  Our tests at December 31, 2008, indicated there was an adverse change in cash flow for what was the remaining A-rated security and an impairment charge was recorded.  The cash flow tests on the remainder of the portfolio did not indicate adverse changes in cash flow.

17.
We refer to the “Cumulative OTTI” column in the table on page30.  This column appears to represent the cumulative OTTI that has been recognized in earnings.  Paragraph 19 of SFAS 115 (as amended by paragraph A2(c) of FSP FAS 115-2 and 124-2) requires disclosure of the total OTTI recognized in accumulated other comprehensive income.  Please revise your future filings to comply with this requirement.

In future filings, we will add a column to the amortized cost and estimated fair value tables in the investments footnote disclosing the amount of OTTI recognized in accumulated other comprehensive income.

18.
As a related matter, please revise future filings to provide the disclosure required by paragraph 43 of FSP FAS 115-2 and 124-2 as it relates to the amount of OTTI related to credit losses recognized earnings.

We will ensure future filings appropriately disclose credit and non-credit-related impairment.  As it relates to the March 31, 2009, 10-Q filing, the impairment charges of $209 thousand related to five equity securities and were all non-credit related.

Thank you for your consideration of our responses to your comments.  We are happy to provide any further information or assistance you may require.

Sincerely,

/s/ David D. Brown

David D. Brown
Chief Financial Officer